Index supplement to the prospectus dated April 17, 2026, the prospectus supplement dated April 17, 2026, the product supplement no. 3-I dated April 17, 2026 and the underlying supplement no. 22-I dated April 17, 2026

Registration Statement Nos. 333-293684 and 333-293684-01
Dated August 10, 2026
Rule 424(b)(3)

AUGUST 2026

J.P. Morgan Total Return℠ Index

J.P.Morgan

PERFORMANCE UPDATE

The J.P. Morgan Total Return℠ Index (the "Index") attempts to provide a dynamic and diversified allocation to 12 U.S. dollar fixed income ETFs (the "Basket Constituents"), each providing exposure to a different sector of the U.S. dollar fixed income market.

The Index rebalances monthly into the portfolio with the highest performance over the previous 6 months, generally subject to a 5% historical volatility threshold, and constituent and sector concentration limits.

The Index is calculated on a total return basis.

The Index was established on July 13, 2017.

Levels are published on Bloomberg and to JPMorganIndices.com, using the ticker JPUSTRI.

Hypothetical and actual historical performance: Jul 2016 through Jul 2026


190
170
150
130
110
90
70
50
J.P. Morgan Total Return℠ Index
Bloomberg Barclays U.S. Aggregate Bond TR Index
Bloomberg Barclays Global Aggregate Bond Index TR Unhedged USD
Backtested
Actual
Jul-16
Jul-18
Jul-20
Jul-22
Jul-24
Jul-26

Please see the footnotes at the bottom of this page and "Backtesting" on the following page for information on backtested performance and proxies.

Hypothetical and actual historical returns and volatilities: Jul 2016 through Jul 2026

	1 Year Return	3 Year Return (Annualized)	5 Year Return (Annualized)	10 Year Return (Annualized)	10 Year Volatility (Annualized)	Sharpe Ratio
J.P. Morgan Total Return℠ Index	1.01%	3.61%	0.75%	2.06%	5.18%	n/a
Bloomberg Barclays U.S. Aggregate Bond TR Index	2.71%	3.73%	-0.40%	1.35%	4.87%	n/a
Bloomberg Barclays Global Aggregate Bond Index TR Unhedged USD	1.60%	2.99%	-1.91%	0.25%	5.32%	n/a

Recent monthly weights: Mar 2026 through Aug 2026

	U.S. Treasury Bonds			Investment-Grade Credit			Other Gov't or Agency Bonds			Other Credit		
	1-3 Year Treasuries (SHY)	7-10 Year Treasuries (IEF)	20+ Year Treasuries (TLT)	1-3 Year Credit (IGSB)	Intermed. Credit (IGIB)	10+ Year Credit (IGLB)	Agency MBS (MBB)	Inflation-Protected (TIP)	Emerging Markets (EMB)	High Yield Corporate (HYG)	Floating Rate (FLOT)	Preferred Stock (PFF)
Mar 26	–	10%	20%	–	20%	20%	20%	–	10%	–	–	–
Apr 26	20%	20%	–	20%	–	–	20%	10%	–	–	10%	–
May 26	5%	–	–	20%	–	–	20%	20%	10%	15%	–	10%
Jun 26	5%	–	–	20%	–	–	20%	20%	10%	5%	10%	10%
Jul 26	–	–	10%	–	–	20%	15%	20%	10%	15%	10%	–
Aug 26	20%	–	–	20%	–	–	5%	20%	10%	15%	10%	–

Hypothetical and actual historical monthly and annual returns: Jan 2017 through Jul 2026

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
2017	0.48%	0.60%	0.02%	0.61%	0.69%	0.15%	0.44%	1.31%	-0.77%	0.11%	0.08%	0.89%	4.71%
2018	-1.26%	-1.90%	0.20%	-0.25%	0.30%	0.18%	-0.03%	0.61%	-1.00%	-1.53%	0.26%	0.95%	-3.45%
2019	1.25%	-0.17%	1.86%	0.09%	2.59%	2.30%	0.46%	4.53%	-1.13%	0.26%	0.00%	0.34%	12.96%
2020	2.67%	0.87%	-2.95%	1.53%	0.64%	0.30%	1.09%	0.02%	-0.12%	-0.50%	2.81%	1.13%	7.62%
2021	-1.17%	-1.27%	0.09%	0.74%	0.45%	0.48%	0.84%	-0.01%	-1.53%	0.96%	0.21%	0.29%	0.04%
2022	-2.81%	-0.76%	-1.62%	-1.98%	0.50%	-2.36%	2.40%	-2.17%	-2.99%	-0.16%	2.28%	-0.34%	-9.72%
2023	2.34%	-1.63%	1.87%	0.50%	-0.65%	0.37%	0.67%	-0.33%	-1.30%	-0.58%	2.98%	2.59%	6.92%
2024	0.06%	-0.34%	0.91%	-1.52%	1.73%	0.47%	1.97%	1.36%	1.28%	-2.11%	1.47%	-1.86%	3.36%
2025	0.74%	1.29%	-0.05%	0.22%	-0.26%	0.99%	0.14%	1.41%	0.84%	0.26%	0.67%	-0.42%	5.98%
2026	0.32%	1.21%	-2.44%	0.56%	0.34%	-0.29%	-1.39%						-1.74%

Historical performance measures for the Index represent hypothetical backtested performance using alternative performance for some Basket Constituents through June 25, 2014 (labeled "Backtested using proxies" in the chart above); hypothetical backtested performance using the actual performance of each Basket Constituent from June 26, 2014 through July 12, 2017 (labeled "Backtested" in the chart above); and actual performance from July 13, 2017 through July 31, 2026 (labeled "Actual" in the chart above). The Bloomberg Barclays Global Aggregate Total Return Index Value Unhedged USD is a global investment-grade bond index. These indices are intended to serve solely as a point of reference to which the Index may be compared. They are not rebalanced on the same schedule as the Index. They do not employ the Index methodology. There is no guarantee that the Index will outperform either the Bloomberg Barclays U.S. Aggregate Bond Total Return Index or the Bloomberg Barclays Global Aggregate Total Return Index Value Unhedged USD, or any other benchmark or index, in the future. PAST PERFORMANCE AND BACKTESTED PERFORMANCE ARE NOT INDICATIVE OF FUTURE RESULTS. Please see the Disclaimer on the following page.

AUGUST 2026 | J.P. Morgan Total Return SM Index Selected Risks  Our affiliate, J.P. Morgan Securities LLC (“JPMS”), is the Index Sponsor and may adjust the Index in a way that atfects its level. The policies and judgments for which JPMS is responsible could have an impact, positive or negative, on the level of the Index and the value of your investment. JPMS is under no obligation to consider your interest as an investor with returns linked to the Index.  The Index was established on July 13, 2017, and has a limited operating history.  There are risks associated with a momentum - based investment strategy. If market conditions do not represent a continuation of prior observed trends, Index performance may be adversely impacted.  The Index comprises notional assets and liabilities. There is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest.  The Index may not be successful, may not outperform any alternative strategy and may not maintain volatility below its historical volatility threshold of 5%.  The investment strategy used to construct the Index involves monthly rebalancing and weighting constraints that are applied to the Basket Constituents, which may adversely impact performance.  Changes in the values of the Basket Constituents may otfset each other.  There are risks associated with correlation between the Basket Constituents. If the performances of the Basket Constituents become highly correlated during periods of negative performance, Index performance may be adversely impacted.  Each Basket Constituent composing the Index may be replaced by a substitute constituent upon the occurrence of certain extraordinary events.  The Index should not be compared to any other index or strategy sponsored by any of our affiliates and cannot necessarily be considered a revised, enhanced or modified version of any other J.P. Morgan index.  The securities of our parent company, JPMorgan Chase & Co., are held by several of the Basket Constituents.  The performance of an ETF, particularly during periods of market volatility, may not correlate with the performance of its reference index.  The Index is subject to significant risks associated with fixed - income securities (including interest rate - related risks and credit risk), high - yield and investment - grade fixed - income securities (including credit risk), floating rate notes, mortgage - backed securities, preferred stock, hybrid securities, U . S . treasury inflation - protected securities and non - U . S . securities markets, including emerging markets .  Investments linked to the index may be subject to the credit risk of JPMorgan Financial and JPMorgan Chase & Co . The risks identified above are not exhaustive. You should also review carefully the related “Risk Factors” section in the relevant product supplement and underlying supplement and the “Selected Risk Considerations” in the relevant term sheet or pricing supplement. Disclaimer The information contained in this document is for discussion purposes only . Any information relating to performance contained in these materials is illustrative and no assurance is given that any indicative returns, performance or results, whether historical or hypothetical, will be achieved . J . P . Morgan undertakes no duty to update this information . In the event of any inconsistency between the information presented herein and any otfering documents, the otfering documents shall govern . Backtesting : Hypothetical backtested performance measures have inherent limitations and are designed with the benefit of hindsight . Alternative modelling techniques might produce significantly ditferent results and may prove to be more appropriate . For time periods prior to the launch of each of the Basket Constituents, and prior to that Basket Constituent’s satisfaction of a minimum liquidity standard, backtesting uses alternative performance derived from the reference index tracked by that Basket Constituent as of the Index’s live date (or the reference index originally tracked by that Basket Constituent, if the reference index as of the Index’s live date was not available for the relevant period), after deducting hypothetical fund expenses equal to such Basket Constituent’s expense ratio as of the Index’s live date, rather than actual performance of that Basket Constituent for that period . The use of alternative “proxy” performance information in the calculation of hypothetical backtested weights and levels may have resulted in ditferent, perhaps significantly ditferent, weights and higher levels than would have resulted from the use of actual performance information of the Constituents . Past performance, and especially hypothetical backtested performance, is not indicative of future results . This type of information has inherent limitations and you should carefully consider these limitations before placing reliance on such information . The 10 Year Volatility (Annualized) on the previous page is a measure of market risk, calculated as of the square root of two hundred and fifty - two (252) multiplied by the sample standard deviation of the daily logarithmic returns of each applicable index (considering only days for which levels are available for all three) over the preceding 10 years . The Sharpe Ratio on the previous page is a measure of risk - adjusted performance, calculated as the annualized 10 year excess return (calculated as the annualized compounded monthly returns of the applicable index over the monthly returns of the J . P . Morgan Cash Index USD 3 Month, which tracks the return of a notional 3 - month U . S . dollar time deposit) divided by the 10 Year Volatility (Annualized) . Investment suitability must be determined individually for each investor, and notes linked to the Index may not be suitable for all investors . This material is not a product of J . P . Morgan Research Departments . Copyright © 2026 JPMorgan Chase & Co . All rights reserved . For additional regulatory disclosures, please consult : www . jpmorgan . com/disclosures . Information contained on this website is not incorporated by reference in, and should not be considered part of, this document . This monthly update document replaces and supersedes all prior written materials of this type previously provided with respect to the Index .